UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUA NT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File No. 000-50790

VUANCE LTD. (f/k/a Supercom LTD.) (Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park” P.O.B. 5039 Qadima 60920, ISRAEL (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On June 4, 2008, the registrant announced of entering into a $1.4 Million Contract From the Racine (Wisc.) Unified School to Enhance School’s Security.

The announcement is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Exhibit 99.1	Announcement, dated June 4, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VUANCE LTD. (FORMERLY SUPERCOM LTD.)

By:	/s/ Eyal Tuchman
Name: Eyal Tuchman
Title: Chief Executive Officer

Date: June 5, 2008

Exhibit Index

Exhibit 99.1	Announcement, dated June 5, 2008.